

September 19, 2023

William Lim
Chief Executive Officer
Trident Digital Tech Holdings Ltd.
Suntec Tower 3
8 Temasek Boulevard Road, #24-03
Singapore, 038988

> **Re: Trident Digital Tech Holdings Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted September 14, 2023**
> **CIK No. 0001983550**

Dear William Lim:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Capitalization, page 3

1.   We note your response to comment 3 stating that you have repaid all the related party payables indebtedness as of June 30, 2023. It appears you have a related party payable of $40,197 as of June 30, 2023 per the balance sheet on page F-23 and Note 12 on page F-37. Please revise the table to incorporate your related party payables indebtedness as part of your capitalization. Refer to Item 4(a) of Form F-1 and Item 3.B of Form 20-F.

2.   Please tell us your consideration of providing pro forma information regarding the issuance of 89,795,000 shares of Class B Ordinary Shares on July 4, 2023 in connection with your reorganization, or revise to reflect the issuance as a separate column in the tabular disclosure before Pro Forma As Adjusted column. Refer to Rule 11-01(a)(8) of Regulation S-X.

Our post-offering memorandum and articles of association and the deposit agreement provide that the United States District Court . . ., page 26

3.   Please revise your disclosure to state that with respect to Securities Act claims, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Description of Share Capital, page 87

4.   Please revise here and in your Description of American Depositary Shares section to reflect the exclusive forum provisions discussed in the risk factor disclosure on pages 26 and 27.

     You may contact Stephen Kim at (202) 551-3291 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Dietrich King at (202) 551-8071 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Stephanie Tang